300 E. Sonterra Blvd.
Suite 1220
San Antonio, Texas 78258

October 24, 2013

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Starboard Resources, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 15, 2013
File No. 333-191139

Dear Mr. Schwall:

Starboard Resources, Inc. (“Starboard”) hereby responds to the staff’s comments in the letter to Michael Pawelek on Amendment No. 2 to its Form S-1 registration statement dated October 23, 2013.  The Company has filed its Third Amendment to its Form S-1 Registration Statement as of the date of this letter and all references to page numbers in the comment responses are references to page numbers in the Third Amendment to its Form S-1 Registration Statement.

Comment No. 1 -   Summary Historical Consolidated and Unaudited Financial Data, page 13
1. We note you revised the headings of your financial statements and notes in response to our prior comment ten. Please make similar revisions to the headings of the summary selected financial data and selected financial data on page 65.

Conforming changes to the changes of the headings and notes and the financial statements have been made throughout Starboard’s Third Amended Form S-1 filed contemporaneously herewith.  Specifically, changes have been made on pages 13, 14, 15, 16, 65, 79, 94 and 105.

Comment No. 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76 - Comparison of the years ended December 31, 2011 and December 31, 2012 and the six months ended June 30, 2013 to the six months ended June 30, 2012, page 82  - Supplemental Financial Data, page 64 - We note your response to prior comment three indicates you removed references to predecessor entity in your most recent amendment. However, we note on page 28, a risk factor includes a reference to ImPetro Resources LLC as a predecessor entity. Please revise your document as necessary to remove references of Impetro being a predecessor entity or explain in further specificity why this designation is correct.

Starboard has deleted the referenced sentence on page 28 in its Third Amended Form S-1/A filed contemporaneously herewith.

Comment No. 3 - Exhibit 5.1 - We note the reference in the opinion to “assumptions that are customary in opinion letters of this kind.” Please obtain and file a revised opinion that clarifies the assumptions included in the opinion. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011) at Section II.B.3(a) regarding assumptions in legality opinions.

The referenced clause has been deleted from the legal opinion included as Exhibit 5.1 of Starboard’s Third Amended Form S-1/A filed contemporaneously herewith.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
October 24, 2013

ACKNOWLEDGMENT

Reference is made to the Form S-1/A, as amended (the “Form S-1/A”), filed concurrently herewith with the Securities and Exchange Commission (the “Commission”) by Starboard Resources, Inc.  Starboard Resources, Inc. acknowledges with respect to the Form S-1/A that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare any filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael Pawelek
Michael Pawelek
Chief Executive Officer
Starboard Resources, Inc.